
HOTELS BY DAY
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HOTELS BY DAY

by – Hospitality Innovated, LLC

Company Overview

Oct. 2018

Contact: yannis@hotelsbyday.com

THE CHALLENGE

Travel is **24 hours**

...Hospitality is **not**


11am Check-out
3pm Check-in

With inconvenient wait times...

5 mins*	15 mins**	1 hour***	7 hours****

* average wait for Uber ** average wait for NYC subway *** average domestic flight departing JFK to major cities **** average wait for a hotel room at an 8am arrival

INTRODUCING HOTELSBYDAY.COM



HOTELS BY DAY
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112 East 23rd Street
Mon June 1st
Best Western Premier - Herald Squa...
10am - 3pm
$89
Seton Hotel
10am - 4pm
$125
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What?

Morning,
Midday,
Afternoon stays

How?

Hotel room for ~ 6 daytime hours,
at ~ 50% discounted from a night stay

Why?

Early flight arrivals . Meet/Work in privacy
Refresh from Jet-Lag . Staycation/Daycation
Long Layovers . Use of Amenities (pool, SPA)
Shopping Base . Etc…

DEMAND AND SUPPLY DRIVERS

DEMAND

Exponential need for flexibility: staycation, refresh, use of amenities, early flight, late departure, etc.

88% Percentage of Fortune500 cos offering remote work*

8.9m Est. annual airport layovers of +7 hours in US

46bn Est. annual commuters in US **

NEW MARKET

SUPPLY

Hotels are constantly looking for new ways to add revenues using existing inventory

42% Current vacancy on existing supply in US*

2.1m Total # of daily rooms available

$5bn Annual addressable market size

Sources: *Worldatwork.org **Statisticbrain.org

*Based on (36%Vacancy+6%Early Chkout)*10% addressable inventory
Sources: STR 2015 Room Supply Report: 5M rooms in the US, @ $130 ADR

WIN-WIN MODEL

Using **HotelsByDay** generates more net room revenue, with existing rooms sitting idle


CURRENT HOTEL MODEL
11am
3pm
WITH DAY-STAYS
+50%
NET ROOM REVENUE

We charge 15% commission on bookings

- Book day-stays anytime, anywhere
- Solve travel pains
- On-demand & affordable hospitality


Guests
Hotel

- Monetize idle rooms without overnight displacement
- Inflate RevPAR
- Economic CAC model

FEELING THE LOVE


MANHATTAN
95
9
Jersey City
495
See photos
See outside

HotelsByDay.com

Website | Directions | Save

4.6 ★★★★★ 241 Google reviews

Nicole Sharp
1 review
★★★★★ in the last week
Great service. Got off a cruise at 9 am and flight wasn't until 4 pm. The Pullman in Miami was a superb choice. Full service hotel with nice rooms and outdoor areas. The airport shuttle was a bonus. Would definitely use this site again. Arrived home rested and refreshed.

Helpful?

sfmacago0129
1 review
★★★★★ 4 weeks ago -
i use it for work as i work out of my home and sometimes like to have some peace and quiet. I very much enjoy the whole concept of HBD and will continue to use it. If I could make it better it would be to have it from 11-5. Having to leave ... More

Helpful?

"I am extremely impressed with Hotels by Day. I am a skeptic by nature [...] Not only did I get my first reservation within the first day, but they keep coming in. [...] I wish I would have jumped on board sooner"
Al Munoz - General Manager, Comfort Inn, Houston, TX

"Hotels by Day has provided a solution to a massive hole in revenue, one that was impossible to fill. We have had no issues maintaining the process and have only profited from this new partnership"
Louis Vasquez - Director of Revenue Management. Avenue of the Arts. Costa Mesa, CA


HOTELSBYDAY.
NEED A NIGHT STAY?
TRY FLEXBOOK.CO

HotelsByDay

https://hotelsbyday.com/en

★★★★☆ 509 reviews

8.83 / 10

PROVEN CONCEPT

HotelsByDay is an established company, with metrics* such as…

42k+ Guests	70k+ Bookings
215% YOY Ave. Growth	$6.5M+ Hotel Rev.
6% conversion rate	150+ Press Articles

* Data collected as of Sep. 2018

SPREADING QUICKLY

700+ Hotels Signed

200+ Cities

5 New Hotels x Week


HOTELS BY DAY
How It Works
Blog
Press
About
YouTube
BRITISH COLUMBIA
SASKATCHEWAN
MANITOBA
ONTARIO
QUEBEC
NEWFOUNDLAND AND LABRADOR
NOVA SCOTIA
MONTANA
NORTH DAKOTA
SOUTH DAKOTA
OREGON
IDAHO
WYOMING
NEBRASKA
IOWA
NEVADA
UTAH
COLORADO
MISSOURI
INDIANA
San Diego
Houston
Philadelphia
Gulf of Mexico
Gulf of California
Mexico

* Data collected as of Sep. 2018

CUSTOMER METRICS (1/2)


Booking Frequency
11 to 60X 3%
5 to 10X 5%
3-4X 7%
2X 17%
1X 68%


Booking Platform
Calls 3%
Mobile App 9%
Website 47%
Mobile Web 41%


Hotels By Country
Other 3%
Europe 5%
Canada 19%
USA 73%


Demographic Use
Bleisure 19%
Naps 11%
Business 11%
Leisure 59%

TRACTION



Gross Booking VS Fully Loaded CPB
Bookings
Fully Loaded Mrktg Cost Per Bkg
12000
10000
8000
6000
4000
2000
0
Number of Bookings
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
Cost of Marketing
$114.51
$26.40
$8.93
$6.98
$2.90
137
927
1605
3570
5538
7774
8371
9948
Q1
Q2
Q3
Q4
2015
2016
2017
2018
Quarters

49%
ITD Q/Q Bkgs Growth

35%
YOY 2018 Bkgs Growth

14.05%
ITD Ave. Commission %

$12.86
ITD Ave. Commiss. Value

* Data collected as of Sep. 2018

PAST

USA Dominance in Day-Stay bookings

Set new rules to Checkin / Checkout

Opened Industry to booking flexibility


HOTELS BY DAY
Location
Date
Today
Tomorrow
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Seton Hotel
$125
$89
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FUTURE

Go Global !

Monetize Hotel Spaces

Conference rooms; SPA; Gyms; Pools; Resort passes; Banquets; Event Spaces; Restaurants

Monetize Amenities

Transfers; City Tours; Room Amenities; Concierge; Bar; Laundry; F&B; Advertising

Integrate Night stays with Day-stays